

Mail Stop 3233

June 5, 2018

<u>Via E-Mail</u>
Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce St., 2nd Floor
Riverside, California 92505

Re: Alpha Network Alliance Ventures Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 31, 2018
File No. 333-224132

Dear Mr. Rivera:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2018 letter.

Summary Financial Information, page 4

1. We note from your disclosure that your summary financial information was derived from your audited financial statements for the three months ended March 31, 2018. Please revise your disclosure to clarify that the information was derived from your "unaudited" financial statements for the three months ended March 31, 2018.

2. Please use parentheses when presenting the total stockholder's deficit amount for the period ending March 31, 2018.

Dilution, page 17

3.   We note your response to prior comment 1 and your revised disclosure.   Please show us
      how you computed potential gain to existing shareholders and potential gain to existing
      shareholders net of offering expenses of $0.20 each. Please clarify if these are per share
      amounts. Additionally, please show us how you computed increase to present
      stockholders in net tangible book value per share after offering of $0.18 if all common
      stock shares being offered for resale by the two selling stockholders are sold.

4.   We note your response to prior comment 2 and we are still not able to recalculate the
      percentage of capital contributions of 99.9% based on the respective shares sold from the
      offering at 100%, 75%, 50% and 25%. Please show us how you computed percentage of
      capital contributions of 99.9% for each situation.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the
financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
551-7150 or me at (202) 551-3655 with any other questions.

                                             Sincerely,

                                             /s/ Sonia Gupta Barros

                                             Sonia Gupta Barros
                                             Assistant Director
                                             Office of Real Estate and
                                             Commodities

cc: Thomas Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC